UNITED STATES

SECURITIES  AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized  Disclosure  Report

BENCHMARK ELECTRONICS, INC.

(Exact name  of  registrant  as  specified  in  its  charter)

Texas	1-10560	74-2211011
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

56 S. Rockford Dr., Tempe, Arizona 85281 USA

(Address of principal executive offices) (Zip Code)

Stephen J. Beaver (623) 300-7056

Vice President, General Counsel and Secretary

 (Name and telephone number,  including area code, of the person to contact in connection with this report.)

Check the  appropriate  box  to  indicate the rule  pursuant  to  which  this form is  being  filed, and provide the period to which the information in this form applies:

x  Rule 13p-1  under  the  Securities  Exchange  Act  (17  CFR  240.13p-1)  for  the  reporting  period  from  January  1  to  December  31, 2018.

Section 1  -  Conflict  Minerals  Disclosure

Item 1.01  Conflict  Minerals  Disclosure  and  Report

Reasonable Country of Origin Inquiry.

Benchmark Electronics, Inc. (the “Company,” “we,” “us,” or “our”) conducted a Reasonable Country of Origin Inquiry (“RCOI”) in reliance upon:

•          Release No. 34-67716 issued by the Securities and Exchange Commission (“SEC”) August 22, 2012 (the “Final Release”),

•          the Frequently Asked Questions regarding Conflict Minerals issued by the Staff of the SEC on May 30, 2013 and April 7, 2014, and

•          various statements issued April 29, 2014 by the SEC’s Director of the Division of Corporation Finance, April 7, 2017 by the SEC’s Acting Chairman and April 7, 2017 by the SEC’s Division of Corporation Finance (collectively the “Interim Guidance”).

Unless otherwise defined herein, terms used in this Report have the same meaning found in SEC Rule 13p-1, the Final Release, Form SD and the Interim Guidance.

We are a worldwide provider of innovative product design, engineering services, technology solutions and advanced manufacturing services to original equipment manufacturers (“OEMs”).  The OEM industries we serve include aerospace and defense, medical technologies, complex industrials, test and instrumentation, next-generation telecommunications and high-end computing.

We manufacture or contract to manufacture products on behalf of our customers containing Necessary Conflict Minerals.  We primarily purchase component parts used in our manufacturing services through direct suppliers or authorized distributors from around the world.  These component parts are typically finished goods or manufactured materials.  We generally do not procure raw ore or unrefined Conflict Minerals, and therefore we do not have direct relationships with mines or smelters of Conflict Minerals found in our customers’ products.  These mines or smelters are several distribution levels removed from us in the supply chain; therefore, we must rely on the many direct suppliers, supply-chain intermediaries and industry initiatives for information on these mines or smelters.  Further, the OEM typically specifies the components and materials required to manufacture their products, as well as the particular component and material suppliers.  As a result, we typically have little or no control over the selection of these components, materials and suppliers.  In these cases, we must rely on our customers and their selected suppliers for Conflict Minerals information.

For products manufactured during the reporting year, we performed an RCOI on our Necessary Conflict Minerals.  Our RCOI utilized a risk-based approach to solicit Conflict Minerals information from 663 of our suppliers and targeting more than 90% of our component and materials procurement expenditures during the reporting year.  We requested Conflict Minerals information from these suppliers via the Responsible Business Alliance (“RBA”) (formerly known as the Electronic Industry Citizenship Coalition) and Global e-Sustainability Initiative (“GeSI”) Responsible Minerals Initiative (formerly known as the Conflict-Free Sourcing Initiative (“CFSI”)) Conflict Minerals Reporting Template (“CMRT”).  We reviewed and analyzed all CMRTs received, including some with missing or incomplete information, errors, or containing inaccuracies or implausible information.  We made multiple contact attempts with non-responsive suppliers, as well as requests for revised responses where appropriate.  We ultimately received responses from approximately 89% of our targeted supplier group (representing approximately 80.9% of our reporting year component and materials procurement expenditures).  Many of these suppliers provide “company-level” CMRT responses that include Conflict Minerals information for all supplier products sold during the reporting year, even though we purchased only a limited subset of such supplier’s products.  We also utilized a third-party software provider to assist us in the data collection effort, review, verification and follow-up contacts.

As a result of Company’s RCOI, 70.2% of responding suppliers reported that Conflict Minerals either were not present, not sourced from Covered Countries, or were sourced from smelters or refiners certified by CFSI or listed by other organizations as being conflict free.  Although a number of responding suppliers dealt with non-certified smelters known to source Conflict Minerals from the Covered Countries, we cannot determine with certainty whether such Conflict Minerals were actually incorporated into our products or whether they directly or indirectly financed or benefitted armed groups in the Covered Countries.  The balance of responding suppliers were incomplete in their data gathering.

The Company’s Form SD is publicly posted in its Sustainability pages of the Corporate section at http://www.bench.com.  The content of any referenced website is not incorporated by reference into and should not be considered part of this Form SD.

Relying on the Interim Guidance referred to above, the Company has chosen not to file, as an exhibit to this Form SD, the Conflict Minerals Report otherwise required by Item 1.01(c).

Item 1.02 Exhibit

None.

Section 2 – Exhibits

Item 2.01 - Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BENCHMARK ELECTRONICS, INC.

By: /s/ Roop K. Lakkaraju	Date: May 31, 2019
Roop K. Lakkaraju
Executive Vice President and Chief Financial Officer